345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

June 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Pierce

Re:	Model Performance Mini Corp.
Amendment No. 3 to Draft Registration Statement on Form F-4
Submitted May 16, 2022
CIK: 0001874074

Dear Mr. Derby:

On behalf of our client, Model Performance Mini Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-4 submitted on May 16, 2022 (the “Draft Registration Statement”) contained in the Staff’s letter dated June 2, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 4 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form DRS F-4/A filed May 16, 2022

Summary of the Proxy Statement/Prospectus

MMV's VIEs and China Operations, page 14

1.	Refer to the discussion of cash transfers on page 18. Please expand the disclosure to also include potential regulatory risks and restrictions of cash transfers from MultiMetaVerse HK Limited to MMV. Please expand the MD&A on page 188, MD&A Liquidity discussion on pages 193, 194 and 196 and Risk Factors on page 53 regarding MMV liquidity constraint exposure accordingly. Please also expand the disclosure of Risks in relation to the VIE structure in Note 1 on page F-28.

Response: We acknowledged the Staff’s comment and have revised the disclosure on Page 19, 53, 189, 196, 198 and F-48 accordingly.

Summary Risk Factors

Risks Related to Doing Business in China, page 33

2.	We note that you state that MMV's auditor, which is headquartered in Manhattan NY, is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. We note on page F-20 that the audit report for MMV is from the Beijing office of Marcum Bernstein & Pinchuk LLP. We also note on page 83 that recent developments create uncertainty regarding PCAOB access to audit workpapers for MMV. Please expand the disclosure in the summary to clarify the extent to which the PCAOB has been able to inspect or investigate completely audit reports issued from the Beijing office in a manner similar to the disclosure on page 83 due to the importance of the recent developments. Please revise the disclosure throughout the document everywhere HFCAA is discussed accordingly.

Response: We acknowledged the Staff’s comment and have aded the disclosure in the cover letter and on Page 17 and 34 accordingly.

Management's Discussion and Analysis of Financial Condition ad Results of Operations Results of Operations

Year Ended December 31, 2021 Compared Wit Year Ended December 31, 2020

General and administrative expenses, page 191

3.	Please expand the discussion to provide a more detailed description of the transaction triggering the share-compensation expense of $25.7 million, including the nature of the transaction and the reason for the amount and timing of the expense.

Response: We acknowledged the Staff’s comment and have added the diclosure on Page 193 accordingly.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Gioanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Serena Shie